[LETTERHEAD OF HAHN & HESSEN LLP
ATTORNEYS]

Celebrating our 75th Anniversary
Founded in 1931

James Kardon Member of the Firm	Direct Dial: 212-478-7250 Email: jkardon@hahnhessen.com

October 4, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Lightspace Corporation
Registration Statement on Form S-1
SEC File No. 333-131857

Ladies and Gentlemen:

        We are counsel to Lightspace Corporation ("Lightspace" or the "Company") in connection with its proposed registration of Units for sale by the Company to the public. In furtherance of the foregoing and on behalf of the Company, we hereby transmit Lightspace's eighth amended Registration Statement on Form S-1 (File No. 333-131857) (the "Registration Statement"). Capitalized terms used in this letter shall have the meanings given to them in the Registration Statement.

        This Registration Statement is filed solely to include the consent of Miller Wachman LLP.

Very truly yours,
/s/ JAMES KARDON James Kardon

488 Madison Avenue • New York, N.Y. 10022 • Phone (212) 736-1000 • (212) 478-7200
Fax (212) 478-7400 • Email: thefirm@hahnhessen.com